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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 0-25340

                           Studio Plus Hotels, Inc.*
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             (Exact name of registrant as specified in its charter)

                   450 East Las Olas Boulevard, Suite 1100,
                Fort Lauderdale, Florida 33301, (954) 713-1600
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share
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           (Title of each class of securities covered by this Form)

                                     None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [X]           Rule 12h-3(b)(1)(ii) [X]
          Rule 12g-4(a)(1)(ii) [_]           Rule 12h-3(b)(2)(i)  [_]
          Rule 12g-4(a)(2)(i)  [_]           Rule 12h-3(b)(2)(ii) [_]
          Rule 12g-4(a)(2)(ii) [_]           Rule 15d-6           [_]
          Rule 12h-3(b)(1)(i)  [_]

     Approximate number of holders of record as of the certification or notice date: one

     Pursuant to the requirements of the Securities Exchange Act of 1934, (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  May 18, 1998                     By:  /s/ Robert A. Brannon
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                                           Robert A. Brannon,
                                           Vice President, Secretary, and
                                           Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* On April 11, 1997, the registrant was merged with and into a subsidiary of Extended Stay America, Inc., a Delaware corporation. A Form 15 was filed on behalf of the registrant on April 28, 1997 via EDGAR. That Form 15, however, was incorrectly filed using the file number and CIK information for Extended Stay America, Inc. The registrant recently became aware of the incorrect filing and hereby resubmits its Form 15 filing.